UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA has reached today an agreement for the acquisition of Compass Bancshares,
Inc. (“Compass”), a USA banking group, quoted on Nasdaq, and active in
Alabama, Texas, Florida, Arizona, Colorado and New  México, for a total approximate amount of US$9,600 million.  BBVA will pay part of the consideration to Compass shareholders in cash and part in 196,000,000 newly issued BBVA shares or ADSs. The agreement provides that the shareholders of
Compass may choose between consideration in cash or in BBVA shares, subject to proration if either election is oversubscribed, as both amounts are predetermined.

The acquisition will be accomplished through mergers and a Binding Share
Exchange, and its effect shall be conditioned, according to applicable law, on the approval of the transaction at a shareholders’ meeting of Compass by an affirmative vote of the majority of the outstanding share capital and, as is usual in this type of transaction, to prior receipt of regulatory approvals.

BBVA´s board, once such administrative approvals have been obtained, will propose to its shareholders’ meeting a capital increase for a maximum amount of 196,000,000 shares, where pre-emptive rights will be excluded. This approval will be necessary for the implementation of the transaction.

BBVA shall finance the cash consideration in this transaction with internal resources, among which the funds raised through the sale of its 5.01% stake in
Iberdrola. This sale is accomplished through the closing and settlement of hedging positions, “equity swaps” previously agreed, representing gross capital gains of €844.4 million. With the latter divestment BBVA will cease to hold a stake in Iberdrola.

Today, at 11.00 (Madrid time) the transactions shall be presented to analysts and investors. There will be a live webcast of the presentation which may be accessed from BBVA´s corporate site (www.bbva.com) and which will be available for replay at BBVA´s corporate web site during at least the following month.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 16, 2007	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of BBVA